Carmike Cinemas, Inc. Exhibit 99.1

AMC’s acquisition of Carmike: Transaction overview Price per share On 3/3/16, Carmike agreed to be acquired by AMC for $30.00 in cash per share for each outstanding share of Carmike’s common stock Equity value2 $756 million Enterprise value3 $1,115 million Anticipated timing The transaction will be put to vote during the special stockholder meeting on June 30, 2016 Expected to be completed by the end of 2016 Fully committed financing Fully committed financing package provided by Citi Funded through a combination of AMC’s existing liquidity, including cash on hand, and incremental debt 1 Based on LTM 12/31/15 reported EBITDA of $126mm adjusted to include stock-based compensation and expenses related to M&A 2 At announcement; based on 24.6mm shares outstanding with 0.6mm in-the-money options and RSUs as of 3/3/16 3 Adds net debt as of 12/31/15 of $359mm to equity value as per the 2015 10K filed on 2/29/16, comprised of $230mm in principal amount of senior secured notes and $231mm in capital lease obligations, as reduced by a cash balance of $102mm Transaction multiple1 8.8x LTM EBITDA at announcement

Transaction maximizes value for Carmike stockholders Outsized implied offer multiple compared to historical trading multiples Offer price implies 8.0x 2016E consensus EBITDA1 Notably higher than Carmike’s average forward trading multiple over the past 1-, 2-, 3-, 5- and 10-years FV / 2017E consensus EBITDA: 7.4x Highest large-scale transaction multiple in the sector in the past 10 years Offer price implies 8.8x LTM EBITDA at 12/31/2015 Significantly higher multiple than 7.1x LTM EBITDA paid by Wanda to acquire AMC in 2012 Higher than 8.6x LTM EBITDA paid by Cinemark to acquire Century Theatres in 2006 Delivers value and certainty to stockholders In evaluating all available alternatives, Carmike’s Board considered the risks and challenges associated with its growth plan Significant industry consolidation has impacted the pipeline of acquisition opportunities An all-cash transaction provides certainty and liquidity at a premium given these potential risks and appropriately compensates Carmike's stockholders for Carmike’s stake in Screenvision Objective and thorough process Board unanimously approved transaction after thorough consideration of all available alternatives Board was advised by its financial advisor, J.P. Morgan, and legal advisor, King & Spalding, throughout the process $30.00 offer is the only offer received following market checks with all reasonably likely buyers from December 2014 through March 2015, and in February 2016 No topping bid or substantial interest has surfaced from any strategic or financial buyer since market checks began in December 2014 The Board unanimously determined that the transaction is in the best interest of stockholders and reflects the culmination of a comprehensive, multi-year effort to maximize stockholder value 1 Based on consensus projected 2016E EBITDA of $140mm as of 3/3/16 1 2 3 4

Outsized implied offer multiple compared to historical trading multiples Historical valuation: FV / NTM EBITDA Source: FactSet, Company filings and equity research as of 6/9/16 Note: Analysis excludes Cineplex because of alternate lines of business (gaming, alternate programming, etc.) May-16 Carmike has consistently traded at a discount to peers $30.00 per share represents 8.0x 2016E consensus EBITDA This multiple represents a significantly higher valuation than Carmike’s average forward trading multiple over the past 1-, 2-, 3-, 5- and 10-years / : 8.0x 2016E consensus EBITDA 1 No re-rating has occurred since announcement of the transaction, with unaffected relevant comparable companies continuing to trade in-line with historical averages CKEC 7.2x RGC 8.7x AMC 7.7x CNK 7.6x CKEC 7.8x RGC 7.9x AMC 7.8x CNK 7.5x 3/3/16 – Carmike’s acquisition announced, Carmike’s NTM multiple as of 3/3/16 was 7.2x

Average historical NTM trading multiple vs. peers 1-year average Carmike’s discount (1.1x) 17% 17% 15% 17% 16% 21% 18% 3-year average 5-year average 10-year average (1.4x) (1.4x) (1.2x) (1.4x) (1.2x) (1.6x) (1.4x) 1 Carmike has traded at a discount to peers over almost all relevant timeframes No reason to believe that the standalone discount would change in the future, given the fundamental differences between Carmike’s theatre circuit and operations and peers Outsized implied offer multiple compared to historical trading multiples (cont’d)

Implied Carmike share price based on average historical NTM EBITDA trading multiples 17% 17% 15% 17% 16% 21% 18% Carmike price as of 3/3/16: $25.11 Offer price: $30.00 5-year average 10-year average 3-year average 1-year average Unaffected (3/3/16) Source: FactSet as of 6/9/16, Company press releases Note: Implied share price calculation assumes net debt of $374mm and the basic shares outstanding of 24.55mm, diluted at various implied prices (As per the Carmike 10Q filed on 5/2/16) 1 Based on NTM EBITDA of $143mm based on median street consensus as of 6/9/16 No re-rating of relevant trading comparables has occurred since announcement of the transaction, with unaffected relevant comparable companies continuing to trade in-line with historical averages Applying Carmike’s unaffected and historical trading averages to street consensus NTM EBITDA estimates would imply a value of $19.79 to $25.98 per share for Carmike’s stock 1 Outsized implied offer multiple compared to historical trading multiples (cont’d)

($mm) TV/LTM EBITDA Mean: 6.5x Median: 5.9x 8.8x LTM EBITDA Source: Public filings, equity research Transaction value ($mm): $1,115 $2,600 $1,041 Acquirer: Target: Screens: 2,954 4,865 1,017 TV / Screen ($000s) $377 $534 $1,024 Transaction value ($mm): 2,600 1,041 $36 172 67 32 191 52 238 13 91 240 119 277 49 210 34 Acquirer: Target: Locations: 338 77 5 33 21 9 26 20 43 7 25 32 16 92 4 28 4 Other transactions for smaller scale theatre chains typically valued between 5.0-6.5x LTM EBITDA 2 Highest large-scale transaction multiple in the sector in the past 10 years

Mean: 6.5x Median: 5.9x 8.8x LTM EBITDA Source: FactSet as of 3/3/16, Public filings, equity research Note: Attendance, Revenue and Adj. EBITDA per screen metrics are calculated using average screens for trailing twelve months; Adj. EBITDA as reported Transaction value ($mm): 2,600 1,041 $36 172 67 32 191 52 238 13 91 240 119 277 49 210 34 Acquirer: Target: Locations: 338 77 5 33 21 9 26 20 43 7 25 32 16 92 4 28 4 2 Highest large-scale transaction multiple in the sector in the past 10 years (cont’d) Carmike’s discount vs. peers (54%) (58%) (63%) Firm value / Number of screens (in $000s) Comparing transaction value / screen of the Carmike deal to its peers is not meaningful given Carmike’s circuit is focused on rural end markets Compared to urban end markets, rural end markets exhibit lower per screen admissions and concessions collections Additionally, Carmike’s circuit features theatres which, because of their age, will require greater levels of go-forward investment relative to the circuits of Carmike’s peers A comparison of key per screen operating metrics with peers highlights Carmike’s differentiated circuit focus: This fact is further illustrated by the chart below which shows Carmike’s firm value / screen count was well below its peers the day prior to the deal

3 Delivers value and certainty to stockholders

Carmike Cinemas

Share price performance over time

	Carmike VWAP price	$30.00 offer % prem. / (disc.)
1-mo	$21.69	38.3%
6-mo	$22.45	33.6%
1-yr	$25.97	15.5%

Note: VWAPs calculated as of 3/3/16



Share performance driven by unique combination of events:
Strong 2013 box office results across the industry
Announced acquisition of Digiplex in May 2014
NCM/Screenvision transaction announced in May 2014, which would have provided Carmike ~ $70mm in pre-tax proceeds
$40.00
$30.00
$20.00
$10.00
$0.00
$30.00 offer
884.7%
3/3/16: $25.11
4/1/09: $2.55
3/13/15 – Reuters article reports Carmike is exploring a sale process; rumor drives share price to $34.05 - +10% in one day
2/29/16 – Announces 4Q'15 results, which outperform street estimates given strong box performance and lower operating costs– share price rises +15% on the next day
Apr-09
Aug-10
Jan-12
May-13
Oct-14
Mar-16

Source: FactSet as of 3/3/16, Company press releases

8

3 Delivers value and certainty to stockholders (cont'd)

Carmike Cinemas

- $30 offer delivers value and certainty to stockholders against an uncertain box office backdrop

Industry's stock price performance is correlated to the Domestic box office expectations



$/share (rebased to Carmike's stock price)
DBO $mm
Carmike
AMC
Cinemark
Regal
3 month forward monthly DBO
3 month forward projected monthly DBO
$40.00
$35.00
$30.00
$25.00
$20.00
$15.00
$10.00
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
DBO for Apr. 2015
DBO for Dec. 2016
Jan-15
Feb-15
Mar-15
Apr-15
May-15
Jun-15
Jul-15
Aug-15
Sep-15
Oct-15
Nov-15
Dec-15
Jan-16
Feb-16
Mar-16
Apr-16
May-16
Jun-16
Jul-16
Aug-16
Sep-16

Q2 2015 – DBO soft before release of Jurassic World (flat vs. +8% estimates) due to underperformance from *Avengers 2* and *Tomorrowland*

Q4 2015 – Better than expected DBO, primarily driven by *Star Wars,* which resulted in a record DBO year

Q1 2016 – DBO stronger than expected due to carryover from *Star Wars* and outperformance from *Deadpool* and *Zootopia*

Apr. & May 2016 – Key misses: *Batman vs. Superman* $325mm vs. $380mm expected; *Alice Through the Looking Glass* opening weekend of $29mm vs. $35mm expected

Source: FactSet, Company filings, equity research and Box Office Mojo as of 6/9/16

Note: Analysis excludes Cineplex because of alternate lines of business (gaming, alternate programming, etc.)

9

Select analyst commentary “2Q16 Domestic Box Office: We now estimate that the industry box office benchmark for the quarter will likely end down -11% (had been -3%). Quarter to date the industry is down 9% and at a high level, while we view "Finding Dori" as generating a stronger box office than "Inside Out" from last year, the aggregate box office remaining from "X-Men: Apocalypse", "Teenage Mutant Ninja Turtles 2“ plus "Independence Day 2" will likely under perform "Jurassic World".” – Stifel, 06/09/16 “With the QTD box tracking down ~3.5% YoY, we are lowering 2Q box est. from down 1% to down 3-4%: Despite strong performance from The Jungle Book and Captain America: Civil War, tough YoY tent-pole comps, underperformance of Huntsman and Keanu, and a faster than expected decay in 2Q for Batman vs. Superman have led the box office to track down ~3.5% (as of May 15)…We continue to see downside to consensus estimates for 2H16 and 2017.” – Morgan Stanley, 05/20/16 “The 2Q box office is now expected to come in at ~$2.8bn, down 8-9% year-over-year. This is a bit softer than previously anticipated. Key drivers were April not having much outside of Jungle Book and May not having much outside of Captain America: Civil War, where the box office was a bit softer than anticipated (thought still strong.) Key underperformers included Batman vs. Superman (which generated $325 vs. expectations for $380mm), Huntsman and Neighbors 2.” – RBC Capital Markets, 05/27/16 Key observations Box office revenues witnessed 7.4% growth in 2015 while 2016 is projected to decline by 3.0% to $10.8 billion The decline is mainly driven by underperforming films such as Alice Through the Looking Glass and Huntsman, as well as a weaker slate compared to last year Box office revenues continue to be driven by the top grossing films The Top 3 and Top 10 grossers of 2015 contributed 17% and 34% of total year domestic box office revenues, compared to 12% and 36% for the same period in 2014 Given that valuation of exhibitors are reflective of expected domestic box office performance, stock prices largely mirror monthly box office performance a few months ahead Outlook for the remainder of the year remains weak as nothing is expected to come close to the performance of Star Wars Episode 7 3 Delivers value and certainty to stockholders (cont’d) Independent analysts hold a cautious view of the industry for the rest of 2016 and 2017 Source: FactSet, equity research

3 Delivers value and certainty to stockholders (cont'd)

Carmike Cinemas

- Independent analysts supportive of value achieved with no expectation of a competing bid

Select Carmike analyst reactions	Select AMC analyst reactions
"We believe AMC will complete its acquisition of Carmike by the end of 2016. AMC intends to acquire all outstanding shares of Carmike for $30 per share in cash, valuing Carmike at $1.1 billion, including debt. **We believe this is a reasonable valuation and do not expect a higher outside bid** prior to the closing of the acquisition at the end of 2016." ***– Wedbush, 04/06/16***	"We believe the two companies form a perfect marriage that will be approved from an FTC standpoint and shareholder standpoint. **While the stock was trading above these levels last year (when there was speculation of a possible sale), we believe $30 is a fair price.** The deal is expected to close by the end of 2016. " ***– Macquarie, 03/04/16***
"**We struggle to identify a potential bidder that would offer a higher price than AMC's current $30 offer.** As a result, we don't see Carmike having leverage to drive a higher offer price from AMC. At this point, we expect AMC's acquisition of Carmike go through at AMC's current offer." ***– RBC Capital Markets, 03/08/16***	"We think the deal works for both stocks as AMC is acquiring a sizable circuit at an attractive valuation with potential for synergy upside, while Carmike shareholders are getting taken out at a premium multiple…**The deal values Carmike at 8.5x our 2016 EBITDA estimate, a significant premium to the ~6.5x EV/FTM EBITDA that we estimate CKEC has traded at over the long-term.**" ***– RBC Capital Markets, 03/04/16***

11

The Board carefully compared the potential benefits and risks of Carmike’s standalone plan to AMC’s $30 all cash offer – among the Board’s considerations were: Industry structure – Carmike’s scale, footprint and strategy relative to competitors Investing in upgrades to existing theatres Competition to attract declining number of theatre-goers Requires significant investment to deliver enhanced customer experience Building new theatres – requires significant capex Carmike theatre average age = 17 years Closures offsetting organic growth from new openings Acquisitions Availability, timing, price, value impact difficult to predict Pace is slowing (acquired 746 screens from 2011-2014 but only 59 screens in the 18 months prior to announcing the AMC transaction) 3 Delivers value and certainty to stockholders (cont’d) The Board unanimously concluded that the certain value of the all cash $30 per share transaction represented better risk-adjusted value for Carmike’s stockholders than all other alternatives Key metrics Source: Company filings 1 Adj. EBITDA as reported 2 Includes cash spent on acquisitions 2 1

At the direction of the Board and management, J.P. Morgan thoroughly assessed third-party interest in participating in the sale process Dec 2014 Feb 2016 Jan 2015 April 2015 Jan 2016 Carmike contacts parties A, B, C, D and E: Party B, C, D and E decline to execute confidentially agreements and pass on the opportunity Party A executes confidentiality agreement and is provided data room access AMC informs Carmike it is no longer interested in pursuing a potential transaction AMC approaches Carmike to ask about its interest in re-engaging in discussions around a potential transaction; due diligence resumes Shortly after receiving data room access, Party A passes on the opportunity Sept 2014 AMC executes confidentiality agreement with Carmike and begins due diligence Aug 2014 AMC calls Carmike to express interest in a potential transaction Mar 2016 Party A passes on the opportunity 4 Objective and thorough process $30.00 offer is the only offer received following market checks with all reasonably likely buyers from December 2014 through March 2015, and in February 2016 After careful consideration, the Board determined that financial buyers were not expected to offer value competitive with strategic buyers because of the required leverage levels, the lack of available synergies, and the required rate of return No topping bid or substantial interest has surfaced from any strategic or financial buyer since market checks began in December 2014 Party A extends the terms of its original confidentiality agreement and is provided data room access Party B is contacted; passes on the opportunity

Carmike has a fully independent Board that was actively engaged in the transaction process 6 of 7 Carmike directors are independent, including the Chairman of the Board Board held 12 meetings to discuss the transaction, with all directors present at these meetings Negotiations with AMC were conducted at arm’s length and, among other things, resulted in an increased purchase price, the ability to contact potential acquirers during negotiations, less conditionality relating to anti-trust approvals Carmike directors have a thorough and comprehensive understanding of the exhibition industry, and as part of the transaction process considered the risks and challenges of achieving: Carmike’s growth strategy, including its new theatre development plans and the potential M&A opportunities in connection with its theatre acquisition strategy, and Carmike’s other initiatives, such as expansion of in-theatre dining, remodeling of theatres, luxury reseating and expanded concession offerings The Board conducted an exhaustive strategic alternatives review while considering the transaction Evaluated various alternatives, including: (i) maintaining status-quo operations, (ii) acquisition and/or building of additional theatres, and (iii) selling the Company Board also considered the market check conducted by J.P. Morgan and concluded that the transaction was in the best interest of Carmike’s stockholders Merger agreement provides the Board with the ability to consider unsolicited superior proposals; no such proposal has emerged in the more than 3-month period since the merger agreement was signed 4 Objective and thorough process (cont’d)

Carmike has scheduled a Special Meeting on June 30, 2016 Stockholders of record at the close of business on May 18, 2016 are entitled to vote at the special meeting Stockholders will vote on the following matters: Adoption of the merger agreement Advisory vote regarding merger-related named executive officer compensation Adjournment of the special meeting The approval of the merger proposal requires the affirmative vote of the holders of a majority of the outstanding shares of Carmike common stock entitled to vote at the special meeting The approval of each of the merger-related named executive officer compensation proposal and the adjournment proposal (if a quorum is present) requires the affirmative vote of holders of a majority of the shares of Carmike common stock that are present in person or by proxy and entitled to vote at the special meeting The approval of the adjournment proposal (where a quorum is not present) requires the affirmative vote of holders of a majority of the shares of Carmike common stock that are present in person or by proxy and entitled to vote on the matter Carmike’s Board of Directors recommends that its stockholders vote “FOR” all proposals to be presented at the Special Meeting on June 30, 2016

Disclosure regarding forward-looking statements This presentation contains forward-looking statements within the meaning of the federal securities laws. Statements that are not historical facts, including statements about Carmike Cinemas, Inc.’s (“Carmike”) beliefs, expectations and future performance, are forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words, “believes,” “expects,” “anticipates,” “plans,” “estimates,” “seeks” or similar expressions. Forward-looking statements are only predictions and are not guarantees of performance. These statements are based on beliefs and assumptions of Carmike’s management, which in turn are based on currently available information. The forward-looking statements also involve risks and uncertainties, which could cause actual results to differ materially from those contained in any forward-looking statement. Many of these factors are beyond Carmike’s ability to control or predict. Important factors that could cause actual results to differ materially from those contained in any forward-looking statement include, but are not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement with AMC Entertainment Holdings, Inc. (“AMC”); the inability to complete the proposed merger due to the failure to obtain Carmike stockholder or regulatory approval for the proposed merger or the failure to satisfy other conditions of the proposed merger within the proposed timeframe or at all; disruption in key business activities or any impact on Carmike’s relationships with third parties as a result of the announcement of the proposed merger; the failure to obtain the necessary financing arrangements as set forth in the debt commitment letters delivered pursuant to the merger agreement with AMC, or the failure of the proposed merger to close for any other reason; risks related to disruption of management’s attention from Carmike’s ongoing business operations due to the proposed merger; the outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted against Carmike and others relating to the merger agreement with AMC; the risk that the pendency of the proposed merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the pendency of the proposed merger; the amount of the costs, fees, expenses and charges related to the proposed merger; adverse regulatory decisions; unanticipated changes in the markets for Carmike’s business segments; general economic conditions in Carmike’s regional and national markets; Carmike’s ability to comply with covenants contained in the agreements governing Carmike’s indebtedness; Carmike’s ability to operate at expected levels of cash flow; financial market conditions including, but not limited to, changes in interest rates and the availability and cost of capital; Carmike’s ability to meet its contractual obligations, including all outstanding financing commitments; the availability of suitable motion pictures for exhibition in Carmike’s markets; competition in Carmike’s markets; competition with other forms of entertainment; the effect of Carmike’s leverage on its financial condition; prices and availability of operating supplies; the impact of continued cost control procedures on operating results; the impact of asset impairments; the impact of terrorist acts; changes in tax laws, regulations and rates; and financial, legal, tax, regulatory, legislative or accounting changes or actions that may affect the overall performance of Carmike’s business. Consider these factors carefully in evaluating the forward-looking statements. Additional factors that may cause results to differ materially from those described in the forward-looking statements are set forth in Carmike’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, which was filed with the SEC on February 29, 2016, under the heading “Item 1A. Risk Factors,” and in its subsequently filed reports with the U.S. Securities and Exchange Commission (the “SEC”), including Forms 10-Q and 8-K. Readers are cautioned not to place undue reliance on the forward-looking statements included in this presentation, which speak only as of the date hereof. Carmike does not undertake to update any of these statements in light of new information or future events, except as required by applicable law. Important Additional Information Regarding the Merger This presentation may be deemed to be solicitation material in respect of the proposed merger of Carmike with and into a wholly-owned subsidiary of AMC. In connection with the proposed merger, Carmike filed a definitive proxy statement with the SEC on May 23, 2016. Carmike mailed the definitive proxy statement to its stockholders on or about May 25, 2016. BEFORE MAKING ANY VOTING DECISION, CARMIKE’S STOCKHOLDERS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT IN ITS ENTIRETY AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER OR INCORPORATED BY REFERENCE IN THE DEFINITIVE PROXY STATEMENT BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Carmike’s stockholders are able to obtain a free copy of the definitive proxy statement and other relevant documents filed by Carmike with the SEC at the SEC’s website at www.sec.gov. In addition, Carmike’s stockholders may obtain a free copy of the proxy statement and other relevant documents from Carmike’s website at http://www.carmikeinvestors.com/. Participation in the Solicitation Carmike and its directors, executive officers and certain other members of management and employees of Carmike may be deemed to be “participants” in the solicitation of proxies from Carmike’s stockholders in connection with the proposed merger. Information regarding the interests of the persons who may, under the rules of the SEC, be considered participants in the solicitation of Carmike’s stockholders in connection with the proposed merger, which may be different than those of Carmike’s stockholders generally, is set forth in the definitive proxy statement filed with the SEC on May 23, 2016. Carmike’s stockholders may obtain a free copy of the definitive proxy statement from Carmike in the manner set forth above.